United States securities and exchange commission logo





                               March 18, 2021

       Jianwei Li
       Chairman and Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-253322

       Dear Mr. Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 19, 2021

       The Offering
       Manner of conducting redemptions, page 24

   1. We note your disclosure on page 26 that each public stockholder may elect to redeem its public shares
irrespective of whether they vote for or against the proposed transaction.
                                                        Please revise to
disclose whether stockholders will be allowed to redeem their shares if they do not vote or if
they abstain from voting.
       Related Party Transactions, page 76

   2. You indicate that "We have engaged the underwriters including US Tiger as advisors in connection with our
business combination...." At page 84, however, you state "In no event will our founders
or any of our existing officers, directors or advisors, or any entity
 Jianwei Li
FirstName  LastNameJianwei
TradeUP Acquisition  Corp. Li
Comapany
March      NameTradeUP Acquisition Corp.
       18, 2021
March2 18, 2021 Page 2
Page
FirstName LastName
         with which they are affiliated, be paid any finder   s fee, consulting
fee, advisory fee or
         other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination...." In light of US
Tiger's affiliation with
         your founder, please reconcile these statements.
Principal Stockholders, page 110

3. Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Tradeup Inc. Refer to Item
         403 of Regulation S-K and Exchange Act Rule 13d-3.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

4. Please amend your registration statement to have your auditor remove the language in the
         fourth paragraph which states    and in accordance with auditing
standards generally
         accepted in the United States of America.    Please refer to PCAOB
Auditing Standard
         3101.
General

5. As it appears that US Tiger Securities, Inc. may be affiliated with the company through
         Tradeup Inc., please tell us whether it intends to make a market in any of your securities.
         If so, please amend the filing to register the market-making activities of US Tiger
         Securities, Inc., including the footnote to the fee table and alternate pages for the market-
         making prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Jianwei Li
TradeUP Acquisition Corp.
March 18, 2021
FirstName
Page 3         LastNameJianwei Li
Comapany NameTradeUP Acquisition Corp.
                                         Office of Energy & Transportation
March 18, 2021 Page 3
cc:       Arila Zhou, Esq.
FirstName LastName